

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC
1048911





04034986

July 1, 2004

Robert T. Molinet
Staff Vice President
Securities & Corporate Law
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/1/2004

Re: FedEx Corporation
Incoming letter dated May 13, 2004

Dear Mr. Molinet:

This is in response to your letter dated May 13, 2003 concerning the shareholder proposal submitted to FedEx by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Robert T. Molinet
Staff Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Fax 901.818.7119
Email rtmolinet@fedex.com


Corporation

RECEIVED
2004 MAY 14 PM 4:30
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via FedEx Express

May 13, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **FedEx Corporation – Omission of Stockholder Proposal of John Chevedden**

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, that FedEx Corporation intends to omit from its proxy statement and form of proxy for the 2004 annual meeting of its stockholders (the "2004 Proxy Materials") a stockholder proposal and supporting statement relating to poison pill plans (the "Proposal") submitted by John Chevedden (the "Proponent"). We believe that the Proposal may be excluded from our 2004 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent did not provide the requisite proof of continuous stock ownership in response to our timely and adequate request for such proof of ownership. We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if we exclude the Proposal from our 2004 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2004 Proxy Materials;
- enclosing six copies of this letter and its exhibits; and
- simultaneously providing a copy of this letter and all its exhibits to the Proponent, thereby notifying him of our intention to exclude his Proposal from our 2004 Proxy Materials.

Background

On April 14, 2004, we received the Proposal via facsimile. A copy of the Proponent's cover letter and the Proposal is attached as Exhibit A. Although the Proponent indicated in his cover letter that he intends to hold his FedEx shares through the date of our 2004 annual meeting, he did not include any evidence of his stock ownership.

The Proponent did not appear in our records as a registered stockholder. In addition, he has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 with respect to FedEx common stock. Consequently, on April 16, 2004, we sent a letter via FedEx Express to the Proponent requesting additional documentation regarding his eligibility under Rule 14a-8(b)(1). In particular, we requested that he provide a written statement from the record holder of his shares verifying that, as of the date he submitted the Proposal, he continuously held the requisite number of shares of FedEx common stock for at least one year. Our letter stated that his response must be postmarked or transmitted electronically no later than 14 days from the date of receipt of the letter. For the Proponent's convenience, we also included a copy of Rule 14a-8. A copy of our notice of deficiency is attached as Exhibit B. The Proponent received our notice on April 19, 2004. Proof of delivery information is attached as Exhibit C.

On April 28, 2004, the Proponent faxed to us a letter from Fidelity Investments confirming that "John Chevedden has continuously held no less than 100.000 shares of FDX since January 1, 2004" (emphasis added). A copy of this letter is attached as Exhibit D. Upon receipt of this facsimile, we immediately called the Proponent to advise him that the letter did not confirm that he has held the requisite FedEx shares since April 14, 2003, which is one year prior to the date he submitted the proposal. The Proponent acknowledged this fact. We have received no further information from the Proponent regarding his eligibility under Rule 14a-8(b)(1).

Basis for Omission

Pursuant to Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of a company's voting securities for at least one year as of the date of submission of the proposal. Under Rule 14a-8(b)(2)(i), a non-registered stockholder may prove eligibility by providing a written statement from the record holder of his shares verifying that, as of the date he submitted the proposal, he continuously owned the requisite number of shares for at least one year.

If a stockholder fails to follow an eligibility or procedural requirement, under Rule 14a-8(f)(1), a company may exclude the proposal if:

- within 14 days of receiving the proposal, it provides the stockholder with written notice of the defect, including the time frame for responding; and

- the stockholder fails to respond to the notice within 14 days of receiving the notice or the stockholder timely responds but does not cure the eligibility or procedural defect.

In Staff Legal Bulletin No. 14, "Shareholder Proposals" (July 13, 2001), the Staff stated that companies should consider the following guidelines when drafting a notice to a stockholder regarding an eligibility or procedural defect:

- provide adequate detail about what the stockholder must do to remedy the defect;
- although not required, consider including a copy of Rule 14a-8;
- expressly state that the stockholder must respond to the company's notice within 14 days of receiving the notice; and
- send the notification by a means that will allow the company to determine when the stockholder received the notice.

The Proponent has failed to provide evidence that he satisfies the continuous holding period requirement of Rule 14a-8(b)(1). At the time he submitted the Proposal, he did not include any proof of ownership of FedEx common stock. We then provided the Proponent with a timely and adequate notice of defect: it clearly and fully explained the defect, what he must do to correct the defect, and the time frame for his response. As a convenience, we also included a copy of Rule 14a-8.

The Proponent's response was required to be postmarked or transmitted electronically no later than May 3, 2004 (14 days after his receipt of our defect notice). Although he responded within the required time frame, his response did not cure the eligibility defect. According to Fidelity Investments, the Proponent has held at least 100 shares of FedEx common stock since January 1, 2004. To demonstrate his eligibility, however, the Proponent was required to submit proof of continuous ownership since April 14, 2003, which is one year prior to the date he submitted the Proposal. Upon receipt of his response, as an additional courtesy, we telephoned the Proponent to advise him that his response did not cure the eligibility defect. He acknowledged this fact, but provided no further response by May 3, 2004.

The Staff has consistently taken the position that if a proponent does not provide timely and sufficient supporting documentation that he has satisfied the minimum ownership requirement for the one-year period specified by Rule 14a-8(b)(1), the proposal may be excluded under Rule 14a-8(f)(1). *See, e.g., AT&T Wireless Services, Inc.* (February 6, 2004); *Pfizer Inc.* (January 16, 2004); *Burlington Northern Santa Fe Corporation* (January 9, 2004); and *Morgan Stanley* (December 24, 2002).

The Proponent failed to provide, within 14 days of receiving our timely and adequate notice of deficiency, documentary support that he held the requisite number of shares of FedEx common stock for at least one year as of the date he submitted the Proposal. Accordingly, the Proposal may be omitted from our 2004 Proxy Materials in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1).

Conclusion

For the foregoing reasons, we respectfully request that the Staff agree that we may omit the Proposal from our 2004 Proxy Materials.

If you have any questions or need any additional information, please feel free to call the undersigned at (901) 818-7029. Thank you for your prompt attention to this request.

Very truly yours,

FedEx Corporation



Robert T. Molinet
Staff Vice President –
Securities & Corporate Law

Attachments

cc: John Chevedden

[519482]

EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

310-371-7872

Mr. Frederick W. Smith
Chairman
FedEx Corporation (FDX)
942 S. Shady Grove Rd.
Memphis, TN 38120
PH: 901-369-3600
FX: 901-395-2000

Dear Mr. Smith,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. I intend to hold my stock until after the annual shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



April 13, 2004

John Chevedden
Shareholder

cc: Kenneth R. Masterson
Corporate Secretary
FX: 901-818-7590

3 – Subject Poison Pills to Shareholder Vote

RESOLVED: Shareholders request that our Board of Directors redeem any poison pill previously issued and not adopt, extend or renew any poison pill unless such adoption, extension or renewal has been approved by the affirmative vote of the holders of a majority of shares present and voting on the matter. The vote to be conducted as soon as may be practicable.

This topic also won an overall 60% yes-vote at 79 companies in 2003.[1]

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Source: Morningstar.com, Aug. 15, 2003

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

Source: "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001, page 215

The Potential of a Offer for Our Stock Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003, Special 12-page "Corporate Governance" insert.

Diluted Stock

"There are often reasons that hostile takeovers should fail. But anti-democratic schemes to flood the market with diluted stock are not one of them."

Source: The Motley Fool, June 13, 1997.

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills.[2]

Subject Poison Pills to Shareholder Vote
Yes on 3

Notes:
The above submitted format is intended for publication.

Please note that the title of the proposal and the headings in the proposal are part of the argument in favor of the proposal.

In the interest of clarity the title of the proposal is intended to be consistent throughout the proxy materials.

In the interest of clarity the headings and sources are not intended to be separated from the accompanying text.

Please advise if there is any typographical question.

References:
1. IRRC (Investor Responsibility Research Center) Corporate Governance Bulletin, June – Sept. 2003
2. Council of Institutional Investors Corporate Governance Policies, updated September 4, 2003

Legal Department
942 South Shady Grove Road
Memphis, TN 38120

EXHIBIT B

FedEx®
Corporation

VIA FEDERAL EXPRESS

April 16, 2004

John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, California 90278-2453

Subject: **Your Stockholder Proposal**

Dear Mr. Chevedden:

We received your stockholder proposal on April 14, 2004.

Pursuant to Rule 14a-8(b)(1) under the Securities Exchange Act of 1934, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of FedEx Corporation common stock for at least one year as of the date you submitted the proposal.

Your name did not appear in our records as a registered stockholder. As required by Rule 14a-8(b)(2), please provide a written statement from the record holder of your shares verifying that, as of the date you submitted the proposal, you continuously owned the requisite shares of FedEx Corporation common stock for at least one year. I have enclosed for your convenience a copy of Rule 14a-8.

Please send the statement to my attention. My contact information is included on the attached business card. Rule 14a-8(f) provides that your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

If you have any questions, please call me.

Sincerely,

FedEx Corporation



C. Edward Klank III

Enclosure

[516903]

C. Edward Klank III
Senior Counsel
Securities & Corporate Law


Corporation

942 South Shady Grove Road
Memphis, TN 38120
Telephone 901.818.7167
Fax 901.818.7434
Email ceklank@fedex.com


Source: Legal > Federal Legal - U.S. > CFR - Code of Federal Regulations

TOC: Code of Federal Regulations > /.../ > REGULATION 14A: SOLICITATIONS OF PROXIES > § 240.14a-8 Shareholder proposals.

17 CFR 240.14a-8

*** THIS SECTION IS CURRENT THROUGH THE APRIL 7, 2004 ISSUE OF ***
*** THE FEDERAL REGISTER ***

TITLE 17 -- COMMODITY AND SECURITIES EXCHANGES
CHAPTER II -- SECURITIES AND EXCHANGE COMMISSION
PART 240 -- GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A -- RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATIONS OF PROXIES

17 CFR 240.14a-8

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the

Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

HISTORY:
[48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998]

AUTHORITY:
(Secs. 14(a) and 23(a), 48 Stat. 895 and 901; sec. 12(e) and 20(a), 49 Stat. 823 and 833; sec. 20(a) and 38(a), 54 Stat. 822 and 841; 15 U.S.C. 78n(a); 78w(a), 79(e), 79t(a), 80a-20(a), 80a-37(a))

NOTES:
[EFFECTIVE DATE NOTE: 63 FR 29106, 29119, May 28, 1998, revised this section, effective June 29, 1998.]

NOTES APPLICABLE TO ENTIRE PART:
EDITORIAL NOTE: For nomenclature changes to this part, see 57 FR 36501, Aug. 13, 1992, and 57 47409,

Oct. 16, 1992.
[PUBLISHER'S NOTE: For Federal Registration citations concerning Part 240 Extension of phase-in period, see 57 FR 28781 (1992); 58 FR 36866 (1993); 59 FR 42448 (1994); 61 FR 30396, June 14, 1996; 62 FR 6468, 6469, Feb. 12, 1997]
In §§ 240.0-1 to 240.24b-3, the numbers to the right of the decimal point correspond with the respective rule numbers of the rules and regulations under the Securities Exchange Act of 1934.
ATTENTION ELECTRONIC FILERS
THIS REGULATION SHOULD BE READ IN CONJUNCTION WITH REGULATION S-T (PART 232 OF THIS CHAPTER), WHICH GOVERNS THE PREPARATION AND SUBMISSION OF DOCUMENTS IN ELECTRONIC FORMAT. MANY PROVISIONS RELATING TO THE PREPARATION AND SUBMISSION OF DOCUMENTS IN PAPER FORMAT CONTAINED IN THIS REGULATION ARE SUPERSEDED BY THE PROVISIONS OF REGULATION S-T FOR DOCUMENTS REQUIRED TO BE FILED IN ELECTRONIC FORMAT.

NOTES APPLICABLE TO ENTIRE UDHEAD:
ATTENTION ELECTRONIC FILERS: THIS REGULATION SHOULD BE READ IN CONJUNCTION WITH REGULATION S-T (PART 232 OF THIS CHAPTER), WHICH GOVERNS THE PREPARATION AND SUBMISSION OF DOCUMENTS IN ELECTRONIC FORMAT. MANY PROVISIONS RELATING TO THE PREPARATION AND SUBMISSION OF DOCUMENTS IN PAPER FORMAT CONTAINED IN THIS REGULATION ARE SUPERSEDED BY THE PROVISIONS OF REGULATION S-T FOR DOCUMENTS REQUIRED TO BE FILED IN ELECTRONIC FORMAT.

2755 words

Judy Twele

From:	sysdeliv@fn3a.prod.fedex.com
Sent:	Monday, April 19, 2004 2:59 PM
To:	Judy Twele
Subject:	FedEx shipment 791821565910

EXHIBIT C

Our records indicate that the shipment sent from C. EDWARD KLANK III/FEDEX CORPORATION to JOHN CHEVEDDEN has been delivered.
The package was delivered on 04/19/2004 at 12:52 PM and signed for or released by J.CHEVEDDEN.

The ship date of the shipment was 04/16/2004.

The tracking number of this shipment was 791821565910.

FedEx appreciates your business. For more information about FedEx services, please visit our web site at http://www.fedex.com

To track the status of this shipment online please use the following:
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&action=track&language=english&cntry_code=us

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Module H, 4th Floor
Memphis, TN 38116

U.S. Mail: PO Box 727
Memphis, TN 38194-4643

Telephone: 901-369-3600

4/23/2004

Dear Customer:

Here is the proof of delivery for the shipment with tracking number **791821565910**. Our records reflect the following information.

Delivery Information:

Signed For By: J.CHEVEDDEN



Delivery Location: 2215 NELSON AVE APT 205
Delivery Date: April 19, 2004
Delivery Time: 1252

Shipping Information:

Tracking No: 791821565910

Ship Date: April 16, 2004

Recipient:
JOHN CHEVEDDEN

2215 NELSON AVENUE, NO. 2
REDONDO BEACH, CA 90278
US

Shipper:
C. EDWARD KLANK III
FEDEX CORP-GENERAL COUNSEL
942 S SHADY GROVE RD
MEMPHIS, TN 381204117
US

Shipment Reference Information:

Thank you for choosing FedEx Express. We look forward to working with you in the future.

FedEx Worldwide Customer Service
1-800-Go-FedEx®
Reference No.: R2004042300124171692



FDX Post-it® Fax Note 7671	Date 4-28-04	# of pages ▶
To C. Edward Klank III	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 901-818-7739	Fax #	

April 28, 2004

EXHIBIT D

John R. Chevedden
2215 Nelson Ave. Number 205
Redondo Beach, CA 90278-2453

To Whom It May Concern:

I am responding to Mr. Chevedden's request to confirm his positions in Federal Express Inc. (FDX) at Fidelity Investments.

I can confirm that John Chevedden has continuously held no less than 100,000 shares of FDX since January 1, 2004.

I hope this information is helpful. If you have any questions, please contact me at 800-556-7891, extension 6761. I am available Monday through Friday, 8:30 a.m. to 5:00 p.m. Eastern time.

Sincerely,

Jason DuBose
Client Service Specialist

Our File: W022472-27APR04

Clearing, custody or other brokerage services may be provided by National Financial Services LLC or Fidelity Brokerage Services LLC, Members NYSE, SIPC

Fidelity Brokerage Services LLC
Operations and Services Group
500 Salem Street OS2S
Smithfield, RI 02917

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FedEx Corporation
Incoming letter dated May 13, 2004

The proposal relates to poison pills.

There appears to be some basis for your view that FedEx may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of FedEx's request, documentary support sufficiently evidencing that he continuously held FedEx's securities for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if FedEx omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Grace K. Lee
Special Counsel